SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                                (Amendment No.6)


                               PARK BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   700164106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               DECEMBER 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 700164106                   13G                      Page 2 of 6 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     PARK FEDERAL SAVINGS BANK EMPLOYEE STOCK OWNERSHIP PLAN
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
     NOT APPLICABLE.
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     DELAWARE
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           97,860
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          102,748
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         200,608
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     200,608

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     16.4%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     EP
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 700164106                   13G                      Page 3 of 6 Pages



Item 1(a).  Name of Issuer:


            Park Bancorp, Inc.
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:


            5400 S. Pulaski, Chicago, Illinois 60632
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:


            Park Federal Savings Bank Employee Stock Ownership Plan
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:


            5400 S. Pulaski, Chicago, Illinois 60632
            ____________________________________________________________________

Item 2(c).  Citizenship:


            Delaware
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Common Stock
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


            700164106
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 700164106                   13G                      Page 4 of 6 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          200,608
          ______________________________________________________________________

     (b)  Percent of class:

          16.4%
          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:                 97,860


          (ii)  Shared power to vote or to direct the vote:              102,748


          (iii) Sole power to dispose or to direct the disposition of:   200,608


          (iv)  Shared power to dispose or to direct the disposition of:       0

                  The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee and its assets are held in trust by a trustee (the "Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of common stock held by the reporting person as of December 31, 2002. As of December 31, 2002, 102,748 shares of common stock had been allocated to individual accounts established for participating employees and their beneficiaries and 97,860 of such shares were held, unallocated, for allocation in future years. The reporting person has shared voting power with respect to 102,748 shares and sole voting power with respect to 97,860 shares. In general, participating employees and their beneficiaries have the power and authority to direct the Trustee as to the voting of shares of common stock allocated to their individual accounts. The reporting person has sole dispositive power with respect to 200,608 shares. In limited circumstances, however, ERISA may confer upon the Plan Trustee the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights.

Item 5.  Ownership of Five Percent or Less of a Class.


         Not applicable.
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


         Not applicable.
         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


         Not applicable.
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


         Not applicable.
         _______________________________________________________________________

CUSIP No. 700164106                   13G                      Page 5 of 6 Pages

Item 9.  Notice of Dissolution of Group.

         Not applicable.
         ______________________________________________________________________

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PARK FEDERAL SAVINGS BANK EMPLOYEE
                                STOCK OWNERSHIP PLAN


Dated:  February 14, 2003       /s/ David A. Remijas
                                -----------------------------------------------
                                (Signature)
By:  ESOP COMMITTEE

                                David A. Remijas/President
                                -----------------------------------------------
                                (Name/Title)


                                /s/ Richard J. Remijas,Jr.
                                -----------------------------------------------
                                (Signature)


                                Richard J. Remijas, Jr./Executive Vice President
                                -----------------------------------------------
                                (Name/Title)


                                /s/ Steven J. Pokrak
                                -----------------------------------------------
                                (Signature)


                                Steven J. Pokrak/Treasurer
                                -----------------------------------------------
                                (Name/Title)


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).